Exhibit 99.3

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NYSE MKT: ELLO; TASE: ELOM

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Disclaimer
General:
      The information contained in this presentation is subject to, and must be read in conjunction with, all other publically available information, including our Annual Report on Form 20-F for the year ended December 31, 2013, and other filings that we make from time to time with the
          SEC. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only based on such information as is contained in such public filings, after having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In making this presentation available, we give no advice and make no recommendation to buy, sell or otherwise deal in our shares or in any other securities or investments whatsoever. We do not warrant that the information is either complete or accurate, nor will we bear any liability for any damage or losses that may result from any use of the information.
      Neither this presentation nor any of the information contained herein constitute an offer to sell or the solicitation of an offer to buy any securities.
          No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. No offering of securities shall be made in Israel except pursuant to an effective prospectus under the Israeli Securities Law,
          1968 or an exemption from the prospectus requirements under such law.
       Historical facts and past operating results are not intended to mean that future performances or results for any period will necessarily match or exceed those of any prior year.
       This presentation and the information contained herein are the sole property of the company and cannot be published, circulated or otherwise used in any way without our express prior written consent.
Information Relating to Forward-Looking Statements:
         This presentation contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this presentation regarding our plans and the objectives of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-
         looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968. We may not
         actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements. These risks and uncertainties associated with our business are described in greater detail in the filings we make from time to time with SEC, including our Annual Report on Form 20-F. The forward-looking statements are made as of this date and we do not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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Company Overview
  Ellomay operates in the energy and infrastructure sectors, including renewable and clean energy, and aims to exploit attractive yield to risk ratios
  Current management/controlling shareholders took control of a public shell with approximately $80M of cash and began investing/operating in the energy and infrastructure sectors in 2010
  In January 2014, the Company raised $34.3 million by issuing 10-year, 4.6% debentures in
 Israel (“Series A Debentures”) to add to the capital base for investments
  In June 2014, the Company raised an additional $23 million through the sale of additional
 Series A Debentures
  In March 2015, the Company adopted a dividend distribution policy with the intention of distributing up to 33% of its annual distributable profits

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Asset Summary
  Italy
 12 PV Plants, totaling installed capacity of approximately 22.6 MWp, currently estimated annual revenues of approximately EUR 9.5 million.
  Spain
 4 PV Plants, totaling installed capacity of approximately  7.9 MWp, of which approximately
 5.6 MWp are wholly owned and approximately 2.3 MWp are 85% owned. Currently estimated annual revenues of approximately EUR 2.8 million.
  Israel
 7.5% indirect interest in Dorad Energy Ltd., which holds and operates a 850 MW bi-
 fuel/natural gas power plant (the “Dorad Power Plant”), representing approximately 6-8%
 of Israel’s power capacity. Ellomay holds an option to increase its indirect holdings in
 Dorad Energy Ltd. to approximately 9.4%.

ellomay CAPITAL LIMITED

37.6%

27.2%

ellomay CAPITAL LIMITED

7.5%

100%

PV

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Dorad Power Plant
The public
Shlomo Nehama
Kanir Partnership
1) Mr. Shlomo Nehama owns the shares of Ellomay directly and indirectly. A shareholders agreement was signed between Kanir partnership and a company controlled by Shlomo Nehama that holds 33.2% of Ellomay’s shares
2)  Kanir partnership is controlled by Mr. Ran Fridrich and Mr. Hemi Raphael . Kanir’s holdings percentage includes holdings by Ran Fridrich and Hemi
 Raphael directly and indirectly of 1.1% and 4.3%, respectively. Mor brothers who hold the shares of one of Kanir’s limited partners, hold 3.8%
 directly and indirectly
3)  Ellomay owns 85% of one of the Spanish PV plants (with an aggregate installed capacity of approximately 2.3 MWp).
Israel's largest private power plant, with 850MW
installed capacity
Corporate Structure
16 PV plants in Italy and Spain3, with an
aggregate installed capacity of approximately
30.5 MWp
31.4%2
Shareholders agreement1

6

Company History
Entrance to Italian PV
Market
(acquisitions 2010 -
2013)
Acquired equity
interest in Dorad
Energy Ltd.
Listing in NYSE
MKT
Public Debenture
Issuance
(il A- ,Maalot S&P IL)
2010
2011
2012
2013
2014
2015
Listing in TASE
Entrance to
Spanish PV
Market
Commencement of Dorad’s
Commercial Operations
(860MW)
Acquisition of
3 PV plants in
Spain

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Portfolio Summary
	Spain (PV)	Italy (PV)	Israel (Gas Turbines2)
Installed Capacity	7.9 MWp1	22.6 MWp	860 MW
% Ownership	85%1-100%	100%	7.5%3
Cost of Property, Plant and Equipment4	~ $23.1 M	~ $86.6 M
Total capital expenditure in connection with the investment in Dorad power plant5			~ $27.5M6
License Expiration	2040-2041	~ 2031	2034
# of Power Plants	4	12	1
1) 5.6 MWp 100%; 2.3 MWp 85%
2) The Dorad Power Plant, a bi-fuel power plant powered by natural gas. Began commercial operation in May 2014
3) Ellomay has an option to increase its indirect holdings to approximately 9.4%
4) as of December 31, 2014
5) as of December 31, 2014
6) Ellomay’s portion of the aggregate investment in the Dorad Power Plant (overall Capex of the plant is approximately $1.2 Billion)

2014 Results Summery (USD 000`)

ellomay CAPITAL LIMITED

Net Income

(shareholders of the company)

6,658

10,068

Gross Profit[1]	Gain on bargain purchase[2]	Share of income of investee accounted for at equity[3]	Other Income, net	General and administrative expenses	Financing expenses, net	Tax benefit
7,243	3,995	1,819	1,438	(4,253)	(3,395)[4]	(201)
6,580	10,237	(540)	(42)	(3,449)	(2,454)	(245)

1) From PV Operations - These increases resulted from the operations of our Spanish PV plants acquired on July 1, 2014 and the Italian
 PV plants acquired on June 26, 2013, all of which were not included in our results prior to their acquisition, slightly offset by relatively low radiation levels during the year ended December 31, 2014, the implementation of a new remuneration scheme in Spain adopted in
 2014 effective from July 1, 2013 and a decrease in market prices of electricity in Italy
2) The gain in 2014 is associated with the acquisition of the three PV plants located in Murcia, Spain; The gain in 2013 is associated with the acquisition of the two PV plants located in the Veneto Region, Italy
3) Represent results associated with the Dorad Power Plant successfully commenced commercial operation in May 2014
4) Due to approximately $1 million expenses in connection with the repayment of a loan by a wholly-owned Italian subsidiary of the Company and termination of related swap contract and interest payment and expenses due on and in connection with our Series A Debentures
2014
2013
2014
2013

Net income (loss) for the period
Adjusted EBITDA *
Operating profit (Loss)
Gross profit
Revenues
1.0-
1.0
0.2-
2.9
6.1
2.1-
3.2
0.7
4.2
8.9
10.1
6.6
13.4
6.6
13.0
6.6
11.7
10.2
7.2
15.8
2011
2012
2013
2014

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Key Income and P&L Figures (USD millions)
*See Appendix A

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Key Balance Sheet Figures (USD 000`)
	December 31, 2013	% Of BS	December 31, 2014	% Of BS
Cash and cash equivalent, Investments held for trading, Short-term deposits	12,391	8%	24,352	15%
Financial Debt*	37,318	25%	55,288	35%
Financial Debt, net*	27,580	17%	30,963	19%
Property, plant and equipment net (mainly in connection with PV Operations)	93,671	64%	93,513	59%
Investment in Dorad	24,990	17%	27,237	17%
CAP*	137,079	93%	149,414	94%
Total equity	99,761	68%	94,126	59%
Total assets	146,930	100%	159,087	100%
*See Appendix B

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Key Financial Ratios
Strong Balance Sheet, Sufficient Liquidity, Low Leverage
	December 31, 2013	December 31, 2014
Financial Debt to CAP (A/D)	27%	37%
Financial Debt, net to CAP (B/D)	18%	21%
Financial Debt to Total equity (A/C)	37%	59%
Financial Debt, net to Total equity (B/C)	25%	33%
*See Appendix B

Growing Capacity of Ellomay's PV Portfolio (MWp)[1]

ellomay CAPITAL LIMITED

6
11
13.3
24.9
30.5
2010
2011
2012
2013
2014
Cumulative Capacity [MWp]

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On going Steady Capacity Growth of PV Portfolio
1) Including 85% holdings in a 2.3 MWp PV Plant in Spain

Ljubljana
Zagreb
Bergamo
Milano
Brescia
Torino
Verona
Padova
Alessandria
Genova
Bologna
Monaco
Nice
Antibes
Rimini
Pisa
Firenze
Arezzo
Roma
Barletta
Bari
Napoli
Salerno
Palermo
Catania
Tunis
Global irradiation [kWh/m²]
<600 800 1000 1200 1400 1600 1800 2000 2200>
<450 600 750 900 1050 1200 1350 1500 1650>
Solar electricity [kWh/kWp]

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Italian PV Market
  The Italian government adopted the most common
 incentive scheme in Europe - the Feed In Tariff (FiT).
 The energy authority in Italy (GSE) pays a long-term
 nominal rate per every kilo-watt hour that is
 produced by a PV plant on top of the price of
 electricity the PV plant receives on electricity that is
 transferred to the grid .
  The FiT rate depends on:
 • Connection date;
 • Size of the plant; and
 • Location
  The FiT is guaranteed for 20 years, starting at the
 connection date *
  Italy has high levels of radiance in European terms
 (1,200-1,600 kWh/kWp).
  The most attractive regions are central and southern
 Italy, where the radiance is the highest and the
 regional regulation is less stringent.
* Please see further details below

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PV Plants in Italy
Project name	Installed Capacity (kWp)	Acquisition Year	Acquisition Cost per MWp (in millions)	Connection Date1	Technology	Region	FIT* Eurocent/KWh
Del Bianco	734	2010	2.9€	04/2011	Fix	Marche	32.15
Costantini	734	2010	2.9€	04/2011	Fix	Marche	32.15
Giacchè	730	2010	3.8€	04/2011	Trackers	Marche	32.15
Massaccesi	749	2010	3.8€	04/2011	Trackers	Marche	32.15
Troia 8	996	2010	3.5€	01/2011	Fix	Puglia	31.80
Troia 9	996	2010	3.5€	01/2011	Fix	Puglia	31.80
Galatina	999	2011	3.9€	05/2011	Fix	Puglia	31.80
Pedale	2,994	2011	3.95€	05/2011	Trackers	Puglia	26.59
D’angella	931	2011	3.25€	06/2011	Fix	Puglia	26.77
Acquafresca	948	2011	3.25€	06/2011	Fix	Puglia	26.77
Soleco	5,924	2013	2.0€	08/2011	Fix	Veneto	21.89
Tecnoenergy	5,900	2013	2.0€	08/2011	Fix	Veneto	21.89
*All plants are connected to the national grid and are entitled to a remuneration period of 20 years from connection to the grid.
 In addition to the FiT payments, the plants are entitled to sell the electricity in the SPOT price, approximately 5 Eurocents/KWh. Pursuant to new Italian legislation adopted in August 2014, a decrease of approximately 8% in the FiT guaranteed to the plants will be implemented commencing on January 1, 2015. The listed FIT tariffs represent the tariffs after the above mentioned decrease

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PV Plants in Spain
1) Remuneration period - 30 years
2) Ellomay owns 85% of the plant
Project name	Installed Capacity (kWp)	Acquisition Year	Acquisition Cost per MWp (in millions)	Connection Date1	Technology	Location	Expected annual revenues (€ thousand)
Rodríguez I	1,675	2014	1.55€	11/2011	Fix	Murcia	~ 570
Rodríguez II	2,690	2014	1.78€	11/2011	Fix	Murcia	~ 960
Fuente Librilla	1,248	2014	1.68€	06/2011	Fix	Murcia	~ 470
Rinconada II 2	2,275	2012	2.40€	07/2010	Fix	Cordoba	~ 790

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  Ellomay indirectly holds a 7.5% interest in the Dorad Power Plant, and also holds an option to purchase an additional interest of up to approximately 1.9%
  As of today, the Dorad Power Plant is the largest private power plant in Israel, with installed capacity of approximately 850 MW. The plant is bi-fuel and powered by natural gas
  The cost of the project is approximately US$ 1.2 billion. The project has secured one of the largest project finance facilities in Israel of over US$ 1 billion. The financing facility was led by
 Israel's largest banks and institutional investors
  The Dorad Power Plant is located in the vicinity of Ashkelon, Israel

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  Electricity is sold directly to end-users and to the national distribution network at competitive rates
  The power plant, which was declared a national infrastructure project by the Israeli Prime
 Minister, is operational and connected to the grid
  The power plant was commercially operated and began producing electricity in full capacity in May 2014

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Management Team
Shlomo Nehama, Chairman of the Board - Former Chairman of the Board of Bank Hapoalim, the leading bank in Israel, between 1998 and
2007. During his years at the bank, Bank Hapoalim grew its profits and return on capital, while increasing its balance sheet by over 50% and became
Israel's leading bank while expanding to additional markets around the world. Mr. Nehama is a Management and Engineering graduate of the
Technion - Institute of Technology in Haifa, Israel, and received an honorary doctorate for his contribution to the strengthening of the Israeli economy.
Ran Fridrich, Director and CEO - Mr. Fridrich co-founded the Oristan group in 2004 and has management responsibilities for the Crystal Funds program of CDO Equity Funds . Mr. Fridrich launched a proprietary investment advisory business that focuses on CDO investments, fixed-income securities and credit default swap transactions. He was also the general manager of two packaging and collating companies based in Israel. Mr. Fridrich is a graduate of the Senior Executive Program Faculty Management at Tel Aviv University.
Hemi Raphael, Director - Mr. Raphael is an entrepreneur and a businessman involved in various real estate and financial investments. Mr.
Raphael also serves as a director of Cargal Ltd. and of Dorad Energy Ltd. From 1984 to 1994, Mr. Raphael was an active lawyer and later partner at the law firm of Goldberg Raphael & Co. Mr. Raphael holds an LLB degree from the School of Law at the Hebrew University of Jerusalem and he is a
member of the Israeli and the California Bar Associations.
Kalia Weintraub, CFO - Ms. Weintraub directly monitors, coordinates, interprets and administers all functional activities and policies related to treasury and finance, budgeting, insurance, financial analysis and accounting. Prior to her appointment as Ellomay CFO, Ms. Weintraub served as our corporate controller from January 2007. Prior to joining Ellomay, Ms. Weintraub worked as a certified public accountant in the High-Tech practice division of the Israeli accounting firm of Kost Forer Gabbay & Kasierer, an affiliate of the international public accounting firm Ernst & Young, from 2005 through 2007. Earlier, she worked at the audit division of the Israeli accounting firm of Brightman Almagor Zohar, an affiliate of the international public accounting firm Deloitte, from 2003 to 2004. Ms. Weintraub holds a B.A. in Economics and Accounting and an M.B.A. from the Tel Aviv University and is licensed as a CPA in Israel.
Eran Zupnik, EVP of Business Development - Mr. Zupnik was a mergers and acquisitions lawyer in New York with Skadden Arps LLP, where he advised US and International clients in cross-border transactions . Beforehand Mr. Zupnik was a consultant with the business advisory group
PricewaterhouseCoopers. Mr. Zupnik received his LLB in Law and BA in Business Administration from the College of Management in Israel. He was admitted to both the New York and Israeli Bar and is also a Certified Public Accountant.
Lilach Danewitz, Business Development Manager - Ms. Danewitz serves as business development manager of Ellomay and specializes in the renewable energy field. From 2007-2012 Ms. Danewitz has been a commercial lawyer at S. Horowitz & Co., one of Israel’s foremost law firms, where she specialized in mergers and acquisitions, venture capital and commercial transactions (in particular, high-tech and start-up companies). Ms.
Danewitz received her LL.B. in law and B.A. in Business Administration from the Interdisciplinary Center, Herzeliya, and was admitted to the Israeli Bar on 2008.
Ori Rosenzweig, Chief Investments Officer -  Mr. Ori Rosenzweig has served as our Chief Investment Officer since November 2014. Prior to joining Ellomay, Mr. Rosenzweig was the head of Cash Management at Bank Leumi Le-Israel B.M. (TASE: LUMI), one of Israel’s largest banks, from 2013 through 2014, the VP Finance at AFI Investments (TASE: AFIL) from 2009 through 2013 and a senior manager at GSE financial consulting from 2002 through 2008. Mr. Rosenzweig holds a MBA degree from the Tel Aviv University and a BA degree in business and international relations from the
Hebrew University.

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Market Data
NYSE MKT: ELLO; TASE: ELOM
Share Price (December 31, 2014)	$9.7
Market Cap (December 31, 2014)	$103.7 M
Shares Outstanding	10.7 M

Dorad Power Plant located in Israel is expected to provide high margin, recurring cash flows and profits starting in 2015

The Company's Board of Directors adopted a dividend distribution policy pursuant to which the Company intends to distribute a dividend of up to 33% of its annual distributable profits each year

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Investment Summary
Diversified base of cash flow generating assets
Strong balance sheet and track record of securing non-
dilutive financing
Focus on small/mid size scale commercial projects
with limited capex and operational risks
Seasoned management team with
extensive sector knowledge and access
to attractive opportunities
1
2
3
4
5
6

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Appendix A - Adjusted EBIDTA
• Use of NON-IFRS Financial Measures
Adjusted EBITDA is a non-IFRS measure and is defined as earnings before financial expenses, net, gain on bargain purchase, financial expenses, net, taxes, depreciation and amortization. The Company presents this measure in order to enhance the understanding of the Company’s historical financial performance and to enable comparability between periods. While the
Company considers Adjusted EBITDA to be an important measure of comparative operating performance, Adjusted EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. Adjusted EBITDA does not take into account the
Company’s commitments, including capital expenditures, and restricted cash and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. Not all companies calculate Adjusted EBITDA in the same manner, and the measure as presented may not be comparable to similarly-titled measures presented by other companies. The
Company’s Adjusted EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. The Company uses the term “Adjusted EBITDA” to highlight the fact that for the years ended December 31, 2013 and 2014 the Company deducted the gain on bargain purchase from the net income. The
Adjusted EBITDA is otherwise fully comparable to EBITDA information which has been previously provided for prior periods.
See the reconciliation between the net income (loss) and the Adjusted EBITDA presented below.
•  Reconciliation of Net income (loss) to Adjusted EBITDA (in US$ thousands)
	For the year ended December 31,	For the year ended December 31,
	2013	2014
		Unaudited
Net income (loss) for the period	10,087	6,646
Financing expenses (income), net	2,454	3,395
Taxes on income (Tax benefit)	245	201
Depreciation	4,021	5,452
Impairment charges reversal	-	-
Gain on bargain purchase	(10,237)	(3,995)
Adjusted EBITDA	6,570	11,669

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Appendix B - Leverage Ratios
	For the year ended December 31,	For the year ended December 31,
	2013	2014
		Unaudited
Current liabilities
Loans and borrowings	19,454	677
Debentures	-	4,884
Non-current liabilities
Finance lease obligations	6,814	5,646
Long-term bank loans	11,050	4,039
Debentures		40,042
Financial Debt (A)	37,318	55,288
Less:
Cash and cash equivalents	(7,238)	(15,758)
Marketable Securities	-	(3,650)
Short-term deposits	(5,153)	(4,944)
Financial Debt, net (B)	24,927	30,936

Total equity (C)	99,761	94,126
Financial Debt (A)	37,318	55,288
CAP (D)	137,079	149,414

Financial Debt to CAP (A/D)	27%	37%
Financial Debt, net to CAP (B/D)	18%	21%
Financial Debt to Total equity (A/C)	37%	59%
Financial Debt, net to Total equity (B/C)	25%	33%
• Use of NON-IFRS Financial Measures
The Company defines Financial Debt as loans and borrowings plus debentures (current liabilities) plus finance lease obligations plus long-term bank loans plus debentures (non-current liabilities), Financial Debt, Net as Financial Debt minus cash and cash equivalent minus investments held for trading minus short-term deposits and CAP as equity plus Financial Debt. The
Company presents these measures in order to enhance the understanding of the Company’s leverage ratios and borrowings. While the Company considers these measures to be an important measure of leverage, these measures should not be considered in isolation or as a substitute for long-term borrowings or other balance sheet data prepared in accordance with IFRS as a measure of leverage. Not all companies calculate these measures in the same manner, and the measure as presented may not be comparable to similarly-titled measures presented by other companies. See the calculation of these financial measures presented below.
• Calculation of Leverage Ratios (in US$ thousands)

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Appendix C -
Key Income and P&L Figures (USD 000`)
	2013	2014
Revenues	12,982	15,782
Gross profit	6,580	7,243
Operating profit	12,786	10,242
Net income (loss) for the year attributable to the shareholders of the company	10,068	6,658
Adjusted EBITDA *	6,570	11,669
*See Appendix A

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Appendix D -
Israeli Rating for Series A Debentures

• On March 18, 2015, Standard & Poors Maalot Ltd. (“Maalot”) confirmed the rating of ilA-assigned to the Series A
 Debentures traded on the Tel Aviv Stock Exchange and reaffirmed the “Stable” outlook.
• In its rating report Maalot notes, among other things, as follows:
“Ellomay’s rating is underpinned by the relatively low degree of leverage at the project level and hence at the holding company’s level; by few limitations on the distribution of excess cash from projects in the portfolio; and by an ‘adequate’ liquidity profile, according to our definition, that is characterized by a flat debt amortization schedule.
On the other hand, Ellomay’s rating is restricted by a high concentration of held assets, given that the majority of income-
producing projects (about 51% of cash flows) are located in Italy, and due to the reliance most revenues from held projects on tariffs set by regulators in countries with unstable regulatory environments.
The stable outlook reflects our assessment that the cash from the owned projects, together with the liquidity cushion, will be resilient in the short term to potential changes in regulation in Italy and Spain, and to the uncertainty regarding the time and magnitude of receipts from Dorad. We further believe that management will ensure debt coverage ratios commensurate with the current rating, by implementing its investment plan.
…We believe that the stability of cash flows from the projects and our ability to forecast them is ‘moderate’, according to our criteria. Our assessments are based largely on the quality of cash flows at the independent project level on the one hand, and on the relatively low level of investment diversification on the other. According to our base-case scenario, in the period
2015-2019, about 51% of Ellomay’s cash flows will derive from projects in Italy, about 29% from Dorad, and about 20% from projects in Spain. According to our forecast, about 71% of company cash flows will derive from PV plants, and the rest from power stations powered by natural gas (Dorad).
…In accordance with our criteria, the level of liquidity of the company is `adequate`. We estimate the ratio between the sources of cash flow to its uses to be greater than 1.4x in the period 2015-2016.
…In our base-case operating scenario, we considered investments known at the point of forecast and whose chance of execution is relatively high. Nonetheless, Ellomay may carry out additional investments in 2015-2016, whose effect on the financial ratios and liquidity profile will be assessed as they occur”.

25

Appendix D -
Israeli Rating for Series A Debentures (cont.)

In its rating report Maalot notes, among other things, as follows (cont.):
“…The stable outlook reflects our assessment that cash flows from held projects, coupled with the liquidity cushion, will be resilient, in the short term, to possible regulatory changes in Italy and Spain, and to some uncertainty regarding the timing and scale of returns from the Dorad investment, and that the company’s management will maintain debt coverage ratios in line with the current rating, by means of implementing its investment plan.
Downside Scenario
A deterioration in the company’s liquidity profile, resulting from a change in policy regarding its cash cushion or from aggressive investments, is likely to precipitate a negative rating action. Also, an additional decline in expected cash flows from projects, including returns from the Dorad investment, could lead to a negative rating action through a worsening of financial ratios.
Upside Scenario
A positive rating action would result if expected returns from Dorad materialize in line with the company’s expectations, while maintaining the cash cushion, and provided the company continues to stand by its investment policy in and to repay its debt. In this case, we expect an improvement in Ellomay’s financial profile that would lend itself to a positive rating action”.

26

Contact
Company
Investor Relations
Matthew Selinger
Senior Vice President
MZ Group - MZ North America
Direct: 949-298-4319
Mobile: 415-572-8152
mselinger@mzgroup.us
www.mzgroup.us
www.ellomay.com
Kalia Weintraub
Chief Financial Officer
Ellomay Capital LTD.
9 Rothschild Blvd., Tel Aviv
Direct: +972-3-7971111
Fax: +972-3-7971122
Email: kaliaw@ellomay.com